Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp.

Commission File No. 001-40457

Date: April 19, 2023

Mornings with Maria – Interview with Maria Bartiromo, Michael Seifert and Omeed Malik

Mornings with Maria (FOX Business)

April 19, 2023

Maria Bartiromo: PublicSq., the largest online conservative marketplace that connects people and businesses, is helping shoppers put their money toward companies that share their values. Joining us right now is PublicSq. founder and CEO Michael Seifert, along with Colombier Acquisition Corp. Chairman Omeed Malik. Great to see you guys. Thank you so much for being here. Congratulations, in terms of this upcoming SPAC going public, that's going to be great. We're gonna talk about that in a second. But first, I want to start on taxes because you're about to move the headquarters from California to Florida, and we've been talking about this tax bite all morning. Michael, why move the company?

Michael Seifert: Well, there are endless reasons. But most importantly, I have a responsibility to our shareholders. I have a responsibility to our consumers to grow this business as best as I possibly can. And the thing that would hurt our growth the most is continuing to fund a state government that acts in opposition to our values. It's overburdened some and we're done with it.

Maria Bartiromo: Well, I mean, they're talking about an 86% tax rate on investors. Because if you're going to start taxing gains that you didn't even get --

Omeed Malik: Right.

Maria Bartiromo: -- unrealized gains --

Omeed Malik: Yeah.

Maria Bartiromo: Does that put the squash on people being willing to invest, Omeed?

Omeed Malik: 100%. And also, as you're talking about, it's a wealth tax. So, it's not even a tax on income. They're going to try to assess how much you're worth just based on non-liquid holdings? That's prohibitive. And then, is he going to be charged for potential reparation payments as well while he's there? I mean, the absurdity coming out of there when we agreed on the transaction. As you know, I moved to Florida three years ago, I said, you got to look at this. It's -- you cannot be a steward of a company, a public company, for your shareholders, and go public in California.

Maria Bartiromo: So, what's the numbers? I mean, how much do you think you'll save by moving the company to Florida?

Michael Seifert: Well, we will certainly save millions of dollars. We will also save, you know, anywhere over, at the minimum, 15% a year. On top of that, we'll also save a lot of regulatory headache. I mean, part of the problem of being a company, especially a public company in California, is the overburdensome regulation, the push toward ESG, you're focusing -- you're forced to -- on so many things that have nothing to do with growing the business.

Maria Bartiromo: That’s right.

Michael Seifert: And so, the best advantage of moving to a free state like Florida with great governance is the fact that we get to focus on the fundamentals, growing our business and providing an effective solution to our consumer.

Maria Bartiromo: What do you think the number is, Omeed, in terms of saving money moving from California to Florida?

Omeed Malik: For this company, it's tens of millions.

Maria Bartiromo: Tenss of millions of dollars.

Omeed Malik: Yeah, yeah.

Maria Bartiromo: So, PublicSq., on track to go public?

Omeed Malik: Yeah.

Maria Bartiromo: In the third quarter through a SPAC deal with Colombier Acquisition Corp. You already filed what you needed to file, right?

Omeed Malik: The S-4 has been filed. And so, we're in front of the SEC. And so, now it's the comments game back and forth. But we're anticipating as you said, in Q3, and look, the transaction is amazing. But what really inspired me about this is I think this is more of a cultural movement than just a mere transaction. I mean, we see, and we want to facilitate a renaissance or rebirth of patriotism in this country. And this is helping facilitate that. I mean, we see everyday that we've seeded culture. Commerce is a manifestation of culture, okay? And with what happens with Bud Light, we can shoot the cans, we can get angry and complain. But what hasn't happened until right now is what is a solution if you're fed up with these woke corporations? Michael and PublicSq. is the first company that's providing that solution to people - to give them transparency into companies that actually share the values of over half our country.

Maria Bartiromo: Wow, is this resonating with people? Do you think, Michael?

Michael Seifert: More than I ever could have dreamed. You know, we were the first mover in this space, we were pioneering a new parallel economy. And so, it was always a little bit of a hypothesis that the consumers would be as hungry for it as we had anticipated. And it has absolutely exceeded our expectations. Since we've announced alone, we've already seen over 40% growth in our consumer active member base. We've had over 10 million sessions on the platform since we announced, and this is all with very little marketing. And that's the key here. We're telling a story and the story is resonating with millions of Americans that are tired of funding companies that stand against them.

Maria Bartiromo: Well, what a backlash on Anheuser-Busch, right? I mean, Anheuser-Busch rolled out a new ad campaign after receiving such pushback on the partnership with Dylan Mulvaney, what are your thoughts on -- uh -- you know, how quickly consumers may or may not go back to Bud?

Michael Seifert: I would say that there are a lot - this one sticking. There are people that are saying we're done. I'm frustrated. I'm tired.

Maria Bartiromo: Well, women were very, very upset because Dylan came over and just sort of like, put us three steps back.

Michael Seifert: You're exactly right.

Maria Bartiromo: With this whole idea of oh, it's March Madness, and this ditz bomb act.

Michael Seifert: Yeah, yeah.

Omeed Malik: They had an 800% increase in searches for beer on the app because of Bud Lite.

Maria Bartiromo: Is that right?

Michael Seifert: Yeah, we did.

Maria Bartiromo: That is interesting.

Michael Seifert: Absolutely.

Maria Bartiromo: What are the other products that people look for alternatives for on PublicSq.?

Michael Seifert: Some of the most common are financial services. People are looking for new banks, they're looking for new insurance providers. There's also household goods. Our average consumer on the platform is a middle-aged mom who has kids, cares about the next generation, is excited to pass on her values, and is wanting those values to be represented in the company she supports. So, household goods, coffee shops, restaurants, baby goods, these things that everyday Americans need we're able to provide.

Omeed Malik: That is one of the most exciting things about the company - the data that they've ascertained on the customer over the last two years.

Maria Bartiromo: Wow.

Omeed Malik: And so, what that's going to allow us to do with this business is start providing private label products directly to the customer based on where gaps are in the market. So, if there isn't a patriotic high-quality product right now, that's an existence, we can make that ourselves.

Maria Bartiromo: You know, it's almost sad that you even needed to do this because nobody wants to see, you know, banks only give mortgages to, you know, the left -

Omeed Malik: Yeah.

Maria Bartiromo: And then there's the banks that only get mortgages to the right, who wants this, but is that where we're going?

Omeed Malik: I don't think, I said last time I was on the show, we didn't start this. I mean, we weren't PayPal fining people for misinformation. You know, we aren't these companies that are deep platforming people for sharing conservative values.

Maria Bartiromo: Yeah.

Omeed Malik: Nobody wanted this. As I've said before Michael Jordan said in the 90s “Republicans buy sneakers too.”

Maria Bartiromo: That’s right.

Omeed Malik: That's why don't say anything.

Maria Bartiromo: Yeah, that’s right.

Omeed Malik: So, we've been sitting and taking it for over a decade.

Maria Bartiromo: Yup.

Omeed Malik: So, at some point the market has to provide choice for us.

Maria Bartiromo: Yeah.

Omeed Malik: So, I think we're just filling the void and trying to provide the solution.

Maria Bartiromo: All right, we will leave it there. Congrats. Great to see you both.

Omeed Malik: Thank you so much.

Michael Seifert: Thanks, Maria.

Maria Bartiromo: Check out PublicSq. and Michael Seifert and Omeed Malik.

* * * * *

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier Acquisition Corp. (“Colombier”) intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: IRCLBR@longacresquare.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Colombier, PSQ Holdings, Inc. (“PublicSq.”) and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus filed with the SEC on June 9, 2021 in connection with Colombier’s initial public offering (“IPO”), Colombier’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 24, 2023 and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, and for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the condition that Colombier has cash or cash equivalents of at least $33 million (subject to reduction for (x) transaction expenses of Colombier and PublicSq., up to an aggregate of $15 million, and (y) the aggregate amount of any private financing transactions by PublicSq. consummated prior to closing in accordance with the terms of the Merger Agreement (as defined below)), and the requirement that the definitive agreement related to the business combination between Colombier and PublicSq. (the “Merger Agreement”) and the transactions contemplated thereby be approved by the stockholders of Colombier and by the stockholders of PublicSq., respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of Colombier’s securities on a national securities exchange, (x) changes in the competitive market in which PublicSq. operates, variations in performance across competitors, changes in laws and regulations affecting PublicSq.’s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xii) the potential inability of PublicSq. to achieve its business and customer growth and technical development plans, (xiii) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xiv) risk of loss of key influencers, media outlets and promoters of PublicSq.’s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xv) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s IPO prospectus filed with the SEC on June 9, 2021, Colombier’s Annual Report on Form 10-K filed for the year ended December 31, 2022, as filed with the SEC on March 24, 2023 and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement to be filed by Colombier in connection with the Proposed Transaction and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq., or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.